FOR IMMEDIATE RELEASE

CENTRAL AND SOUTH WEST CORPORATION ANNOUNCES RESULTS OF
TENDER OFFERS FOR SHARES OF CENTRAL POWER AND LIGHT COMPANY AND
WEST TEXAS UTILITIES COMPANY APPROVE ARTICLES AMENDMENT
AT SPECIAL MEETING

     Dallas, Texas (April 29, 1997), Central and South West Corporation (CSW) announced yesterday the results of its offers to purchase for cash shares of Central Power and Light Company's (CPL) 4.20% series and 4.00) series cumulative preferred stock. According to a preliminary count by the depositary, and subject to the depositary's final report and confirmation of the proper delivery of shares pursuant to the terms of each offer, the preferred shareholders of CPL and WTU have tendered approximately 57,524 shares of CPL's 4.00% series (or approximately 66% of CPL's outstanding preferred stock). The tender offers commenced on Tuesday, March 18, 1997 and expired, after each was extended by CSW, at 10:00 a.m., Central Time on Monday, April 28, 1997.

     WTU announced yesterday the results of its proxy solicitation of preferred and common shareholders of WTU at a special meeting of shareholders reconvened at WTU's headquarters on April 28, 1997. At the special meeting, shareholders approved and adopted an amendment to WTU's Restated Articles of Incorporation to eliminate a provision limiting the amount of unsecured debt issuable by WTU. CPL's preferred and common shareholders passed a similar amendment on April 7, 1997.

     Central and South West Corporation, a Dallas-based public utility holding company, owns four U.S. electric utility subsidiaries that provide service to portions of Texas, Oklahoma, Louisiana and Arkansas. It also owns SEEBOARD plc, a regional electric company in the United Kingdom. In addition, Central and South West Corporation owns non-utility subsidiaries involved in independent power production, telecommunications, energy efficiency and financial transactions.

For more information, contact Becky Hall, director of investor relations for Central and South West Corporation, 214-7777-1277.